EXHIBIT 99.1

Codere Online Reports Financial Results for the Fourth Quarter and Full Year 2024

  Total revenue was €50.0 mm in Q4 2024, while net gaming revenue1 was €52.6 mm in the period, 5% above Q4 2023.
  Net income excluding the non-cash variation in fair value of public warrants2 was €6.8 mm in 2024 versus a net loss of €4.0 mm in 2023.
  Total cash position of €40.5 mm as of December 31, 2024.
  Providing full year 2025 net gaming revenue outlook of €220-230 mm and Adj. EBITDA3 outlook of €10-15 mm.
  The Company’s Board of Directors has authorized a share buyback plan of up to $5.0 mm, subject to shareholder approval.

Madrid, Spain and Tel Aviv, Israel, February 20, 2025 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW, the “Company”), a leading online gaming operator in Spain and Latin America, has released its preliminary unaudited4 financial results for the quarter and year ended December 31, 2024.

Below are the main financial and operating metrics of the period.

	Quarter ended December 31			Year ended December 31
	2023	2024	Chg. %	2023	2024	Chg. %

Net Gaming Revenue (EUR mm)[1]
Spain	20.8	22.8	10%	75.7	87.7	16%
Mexico	25.1	25.1	-	81.7	106.6	30%
Other	4.2	4.6	10%	14.5	17.3	19%
Total	50.1	52.6	5%	171.9	211.6	23%

Avg. Monthly Active Players (000s)[5]
Spain	47.4	48.7	3%	42.3	49.7	17%
Mexico	59.1	68.9	17%	52.5	64.4	23%
Other	32.6	29.8	(9%)	33.5	30.8	(8%)
Total	139.2	147.5	6%	128.3	144.9	13%

Aviv Sher, CEO of Codere Online, stated, “We delivered another solid quarter, with net gaming revenue reaching €52.6 million, a 5% increase compared to the fourth quarter of 2023. In Mexico, net gaming revenue was flat at €25.1 million, driven by the significant devaluation of the Mexican peso. On a constant currency basis, our growth in Mexico would have been 14%. Meanwhile, Spain continued to perform well, with net gaming revenue rising 10% to €22.8 million.”

Oscar Iglesias, CFO of Codere Online, commented, “Our strong fourth-quarter performance brought our full-year net gaming revenue to nearly €212 million, 10% above the midpoint of our initial €185-200 million outlook from early 2024. More importantly, we delivered a fourth consecutive quarter of positive Adjusted EBITDA, allowing us to reach €6.4 million for the full year, at the higher end of our outlook of €2.5-7.5 million.”

Mr. Iglesias added, “We are very encouraged by our 2024 results and our ability to meet our commitment to investors despite the headwinds faced, mostly on the currency front. For 2025, we anticipate net gaming revenue of €220-230 million and Adj. EBITDA of €10-15 million. Also, we are pleased to announce an up to $5.0 million share buyback plan, subject to shareholder approval, which reflects our confidence in the business and future cash flow generation.”

Recent Events

Listing Extension from Nasdaq

  Following a hearing on January 16, 2025, at which the Company presented its plan to regain compliance, the Nasdaq Hearings Panel granted the Company's request to continue its listing on Nasdaq on February 12, 2025;
  The extension is subject to the Company filing its 2023 annual report on or before May 12, 2025;
  The Company continues to work diligently to complete and file its 2023 annual report as soon as possible and expects to do so within the extension period it has been granted.

Implementation of a Share Buyback Plan

  The Board of Directors of the Company has authorized (subject to obtaining shareholder approval) the repurchase of up to $5.0 million of the Company’s ordinary shares over a one-year period;
  A general meeting of shareholders will be convened today and held on March 3, 2025 to approve the plan and the conditions under which it may be executed;
  The share buyback plan does not require the Company to acquire any specific number of shares and may be terminated at any time. Repurchases of shares pursuant to the share buyback plan will be conducted in accordance with applicable law, including U.S. securities laws.

New Tax in Colombia

  On February 14, 2025, Colombia’s Ministry of Finance introduced, through executive decree, a value added (i.e. indirect) tax of 19% on all online deposits;
  The tax will be effective on February 21, 2025, and will remain in effect through December 31, 2025, though we expect legal challenges from the industry with respect to its constitutionality;
  The Company is currently assessing how it will respond from a legal and operating perspective to this tax and potential impacts on its business in Colombia.

Conference Call Information

Codere Online’s management will host a conference call to discuss the results and provide a business update at 8:30 am US Eastern Time today, February 20, 2025. Dial-in details as well as the audio webcast and presentation will be accessible on Codere Online’s website at www.codereonline.com. A recording of the webcast will also be available following the conference call.

Reconciliation of Revenue (IFRS) to Net Gaming Revenue (non-IFRS)

	Quarter ended December 31			Year ended December 31
Figures in EUR mm	2023	2024	Chg. %	2023	2024	Chg. %

Total

Revenue	46.9	50.0	7%	162.6	201.4	24%
(+) Accounting Adjustments[6]	3.1	2.6	(16%)	9.2	10.2	11%
Net Gaming Revenue	50.1	52.6	5%	171.9	211.6	23%

Spain

Revenue	20.8	22.8	10%	75.7	87.7	16%
(+) Accounting Adjustments[6]	-	-	n.m.	-	-	n.m.
Net Gaming Revenue	20.8	22.8	10%	75.7	87.7	16%

Mexico

Revenue	22.6	22.3	(1%)	73.3	95.7	31%
(+) Accounting Adjustments[6]	2.5	2.8	12%	8.4	10.9	30%
Net Gaming Revenue	25.1	25.1	-	81.7	106.6	30%

Other

Revenue	3.6	4.9	36%	13.7	17.9	31%
(+) Accounting Adjustments[6]	0.6	(0.2)	(133%)	0.8	(0.7)	n.m.
Net Gaming Revenue	4.2	4.6	10%	14.5	17.3	19%

Reconciliation of Net Income (IFRS) to Adj. EBITDA (non-IFRS)7

	Quarter ended December 31			Year ended December 31
Figures in EUR mm	2023	2024	Chg.	2023	2024	Chg.

Net Income (Loss)	(1.0)	6.7	7.7	(3.1)	3.7	6.8
(+/-) Provision for Corporate Income Tax	(4.5)	(1.0)	3.5	(7.2)	2.0	9.2
(+/-) Interest Expense / (Income)	5.0	(1.6)	(6.6)	(4.9)	(4.4)	0.5
(+/-) Var. In Fair Value of Public Warrants	(0.2)	(2.7)	(2.5)	(0.9)	3.1	4.0
(+) D&A	0.0	0.3	0.2	0.1	0.4	0.3
EBITDA	(0.7)	1.7	2.4	(16.0)	4.8	20.8
(+) Employee LTIP Expense	0.9	0.1	(0.8)	3.5	1.7	(1.8)
(+/-) Other Accounting Adjustments	(4.3)	0.0	4.4	0.4	(0.1)	(0.4)
Adj. EBITDA (Pre Non-Recurring Items)	(4.1)	1.9	6.0	(12.2)	6.4	18.6
(+) Non-Recurring Items	0.0	0.0	0.0	0.5	0.0	(0.5)
Adj. EBITDA	(4.1)	1.9	6.0	(11.7)	6.4	18.1

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online, launched in 2014 as part of the renowned casino operator Codere Group, offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere Online currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina; this online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group
Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Note on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Forward-Looking Statements
Certain statements in this document may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S.A. and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue; any prospective and illustrative financial information; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans as well as he Company’s expectations about the timing of completion and filing of the Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), and statements related to the Company’s plan, timing and actions taken to regain compliance with the Listing Rule 5250(c)(1).

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, (xii) the risk that Codere Online’s securities may be delisted from Nasdaq and (xiii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Financial Information and Non-GAAP Financial Measures
Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

This document includes certain financial measures not presented in accordance with U.S. GAAP or IFRS (“non-GAAP”), such as, without limitation, net gaming revenue, Adjusted EBITDA and constant currency information. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP or IFRS. You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material.

Codere Online believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Reconciliations of non-GAAP financial measures to their most directly comparable measure under IFRS are included herein.

This document may include certain projections of non-GAAP financial measures. Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U.S. GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results. Consequently, no disclosure of estimated comparable U.S. GAAP or IFRS measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections
This document contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and adjusted EBITDA. Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this document, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this document should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC.

Preliminary Information
This document contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”). The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm. This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online’s independent auditors. Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information. During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material. Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this document as a result of new information, future events or otherwise, except as otherwise required by law. The Preliminary Information may differ from actual results. Therefore, you should not place undue reliance upon this Preliminary Information. The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period.

No Offer or Solicitation
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Trademarks
This document may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data
In this document, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third-party sources, which it believes to be reliable. Codere Online has not independently verified the accuracy or completeness of any such publicly-available and third-party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this document. You are cautioned not to give undue weight to such industry and market data.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34) 628.928.152

1 Net Gaming Revenue is a non-IFRS measure; please see reconciliation of Net Gaming Revenue to Revenue at the end of the report.

2 Net income excluding the non-cash variation in fair value of public warrants is a non-IFRS measure and reflects a net income of €3.7 mm (€3.1 mm net loss in 2023) excluding a €3.1 mm loss (€0.9 mm gain in 2023) from the variation in fair value of public warrants. Figures presented for illustrative purposes and do not include any potential impacts on the provision for corporate income taxes.

3 Adjusted EBITDA is a non-IFRS measure; please see reconciliation of Adjusted EBITDA to Net Income at the end of the report. Net gaming revenue and Adjusted EBITDA outlooks are forward-looking non-IFRS measures; please see important disclaimers at the end of the report.

4 See “Preliminary Information” below.

5 Average Monthly Active Players include real money (i.e. exclude free bets) sports betting and casino actives.

6 Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia, VAT impact from entry fees in Mexico and the impact from the application of inflation accounting (IAS 29) in Argentina.

7 Please refer to page 26 of our Q4 2024 Earnings Presentation for further details regarding this reconciliation.